SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

Claymont Steel Holdings, Inc.

(Name of Subject Company)

Claymont Steel Holdings, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

18382P104

(CUSIP Number of Class of Securities)

Allen Egner

Interim Chief Financial Officer

Claymont Steel Holdings, Inc.

4001 Philadelphia Pike

Claymont, Delaware 19703

(302) 792-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Kimberly A. Taylor, Esq.

Morgan, Lewis & Bockius LLP

One Oxford Centre

Thirty-Second Floor

Pittsburgh, PA 15219

(412) 560-3300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on December 18, 2007 and amended on January 4, 2008 (as previously filed with the SEC, and as the same may be amended or supplemented from time to time, the “Schedule 14D-9”) by Claymont Steel Holdings, Inc., a Delaware corporation (“Claymont”).

The Schedule 14D-9 relates to the tender offer made by Titan Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Evraz Group S.A., a company organized as a société anonyme under the laws of the Grand Duchy of Luxembourg (“Evraz”), disclosed in the Tender Offer Statement on Schedule TO, dated December 18, 2007, to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Claymont at a price of $23.50 per share, net to the seller in cash, without interest thereon and less any applicable stock transfer taxes and withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 18, 2007, and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph to the end of Item 8:

Consummation of Offer

The Offer expired by its terms and was successfully completed at midnight, New York City time, on January 16, 2008. Upon expiration of the Offer, the Purchaser accepted for payment, in accordance with the terms of the Offer, all shares that were validly tendered and not withdrawn prior to the expiration of the Offer. The Purchaser has advised the Company that, based upon information obtained by the Purchaser from the depositary for the Offer, as of the expiration of the Offer, a total of 16,415,722 shares of Claymont Steel common stock (excluding shares delivered pursuant to notices of guaranteed delivery), representing approximately 93.4% of the outstanding shares of common stock of Claymont Steel, were validly tendered and not withdrawn prior to the expiration of the Offer.

In accordance with the merger agreement, Evraz has advised Claymont Steel that it intends to effect a short-form merger. Pursuant to the merger agreement, each share of Claymont Steel common stock not accepted for payment in the tender offer, other than those as to which holders validly exercise dissenters’ rights and those held by Evraz or Claymont Steel or their respective subsidiaries, will be converted in the merger into the right to receive $23.50 in cash, without interest thereon and less any applicable stock transfer taxes and withholding taxes. This is the same price per share paid during the tender offer. Evraz has advised Claymont Steel that it intends to complete the short-form merger in the next several days.

SIGNATURE

After the inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 17, 2008	By:	/s/ Allen Egner
	Name:	Allen Egner
	Title:	Interim Chief Financial Officer